SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Laura Castro

Chargé d’affaires

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of January 10, 2017 (Registration Statement No. 333-215316) and the registration statement of the Registrant filed with the Commission and effective as of April 4, 2018 (Registration Statement No. 333-223218) (collectively, the “Registration Statements”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2017, as amended, is to file with the Commission: (i) the Recent Developments in the Republic as of July 17, 2019, included as Exhibit K hereof; (ii) the legal opinions included as Exhibits L and M in accordance with the Registrant’s undertaking in the Registration Statements to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statements; (iii) a form of the Registrant’s 3.160% Global Bonds due 2030, included as Exhibit N hereof; (iv) a form of the Registrant’s 3.870% Global Bonds due 2060, included as Exhibit O hereof and (v) a conformed copy of the Terms Agreement, dated July 17, 2019, by and between the Republic and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, included as Exhibit P hereof.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 23rd of July, 2019.

REPUBLIC OF PANAMA
By:	/s/ Hector Alexander
Name:	Hector Alexander
Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2017 Annual Budget of the Republic (in Spanish. (P) (Rule 311)

*D:	Current Description of the Republic

*E:	Recent Developments in the Registrant as of October 18, 2018

*F:	Opinion dated October 25, 2018 of Arnold & Porter Kaye Scholer LLP

*G:	Opinion dated October 25, 2018 of the Procurador de la Administración

*H:	Form of 4.500% Global Bonds due 2050

*I:	Terms Agreement, dated October 18, 2018, by and between the Republic and Deutsche Bank Securities Inc.

*J:	Recent Developments in the Registrant as of April 4, 2019

K:	Recent Developments in the Registrant as of July 17, 2019

L:	Opinion dated July 23, 2019 of Arnold & Porter Kaye Scholer LLP

M:	Opinion dated July 23, 2019 of the Procurador de la Administración

N:	Form of 3.160% Global Bonds due 2030

O:	Form of 3.870% Global Bonds due 2060

P:	Terms Agreement, dated July 17, 2019, by and between the Republic and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T

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